EXHIBIT 99.1

For Immediate Release	Date: August 13, 2018
18-33-TR

Teck Announces the Early Results of Cash Tender Offers

Vancouver, B.C. -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the early results of its previously announced cash tender offers (the "Tender Offers") to purchase up to U.S.$1,000,000,000 aggregate principal amount (the "Aggregate Maximum Tender Amount") of the following series of notes issued by Teck:

•	4.750% Notes due 2022 (the “2022 Notes”);
•	3.750% Notes due 2023 (the “2023 Notes”);
•	4.500% Notes due 2021 (the “2021 Notes”); and
•	8.500% Notes due 2024 (the “2024 Notes” and, together with the 2022 Notes, 2023 Notes and the 2021 Notes, the “Notes”).

According to information received from Global Bondholder Services Corporation ("GBSC"), the Depositary and Information Agent for the Tender Offers, as of 5:00 p.m., New York City time, on August 10, 2018 (that date and time, the "Early Tender Date"), Teck had received valid tenders from holders of the Notes as outlined in the table below.

Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding (U.S.$)	Principal Amount Tendered (U.S.$)	Principal Amount Accepted (U.S.$)	Approximate Proration Factor	Acceptance Priority Level	Total Consideration (U.S.$ per U.S.$1,000 Principal Amount of Notes) (1)
4.750% Notes due 2022	878742AV7	$672,769,000	$470,913,000	$470,913,000	100%	1	$1,030.00
3.750% Notes due 2023	878742AY1	$646,393,000	$426,450,000	$426,450,000	100%	2	$990.00
4.500% Notes due 2021	878742AT2	$219,533,000	$135,048,000	$102,637,000	76%	3	$1,017.50
8.500% Notes due 2024	878742BC8; C87392AE3	$600,000,000	$421,262,000	$0	0%	4	$1,105.00

(1) Includes the Early Tender Premium (as defined below).

Teck also announced that it intends to accept for purchase U.S.$1,000,000,000 aggregate principal amount of Notes, which is the Aggregate Maximum Tender Amount validly tendered (and not validly withdrawn) on or before the Early Tender Date, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck. These Notes will be purchased on the "Early Settlement Date", which will be determined at Teck’s option and is currently expected to occur on August 14, 2018, subject to all conditions to the Tender Offers having been either satisfied or waived by Teck.

The amount of each series of Notes that is to be purchased on the Early Settlement Date will be determined in accordance with the acceptance priority levels and the proration procedures described in the Offer Documents (as defined below), subject to the Aggregate Maximum Tender Amount. It is expected that the 2022 Notes and the 2023 Notes accepted for purchase will not be subject to proration, the 2021 Notes accepted for purchase will be subject to a proration factor of approximately 76% and none of the 2024 Notes will be accepted for purchase. Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the applicable Settlement Date (as such term is defined in the Offer Documents). In addition, because the Tender Offers were fully subscribed as of the Early Tender Date, holders who validly tender Notes after such date and on or before the Expiration Date (as defined below) will not have any of their Notes accepted for purchase.

Notes tendered in the Tender Offers that have not been accepted for purchase due to proration will be returned promptly to the tendering holders.

The Tender Offers are being made pursuant to the terms and conditions described in an Offer to Purchase, dated July 30, 2018, and related Letter of Transmittal (together, the "Offer Documents").

Subject to the terms and conditions of the Tender Offers, the consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offers will be the tender offer consideration for such series of Notes set forth in the Offer Documents (with respect to each series of Notes, the "Tender Offer Consideration"). Holders of Notes that were validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offers will receive the applicable Total Consideration (as defined below) for such series, which includes the early tender premium for such series of Notes set forth in the Offer Documents (with respect to each series of Notes, the "Early Tender Premium" and, together with the applicable Tender Offer Consideration, the "Total Consideration").

The Tender Offers will expire at 12:00 midnight, New York City time, at the end of the day on August 24, 2018, unless extended or earlier terminated by Teck (the "Expiration Date"). No tenders submitted after the Expiration Date will be valid. The settlement date, if necessary, for Notes validly tendered after the Early Tender Date and on or before the Expiration Date and which are accepted for purchase (the "Final Settlement Date") is expected to occur on the second business day following the Expiration Date. Since the Withdrawal Deadline (as defined in the Offer Documents) has passed, Notes tendered after the Early Tender Date may not be withdrawn, subject to applicable law.

The consummation of the Tender Offers is not conditional upon any minimum amount of Notes being tendered. However, the Tender Offers are subject to, and conditional upon, the satisfaction or waiver of certain conditions described in the Offer Documents.

Full details of the terms and conditions of the Tender Offers are set forth in the Offer Documents, which are available from GBSC. Teck may amend, extend or terminate the Tender Offers at any time.

Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC are the dealer managers for the Tender Offers. BMO Capital Markets Corp. and SMBC Nikko Securities America, Inc.

are co-managers for the Tender Offers. Global Bondholder Services Corporation has been retained to serve as both the depositary and the information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Citigroup Global Markets Inc. at (toll-free) (800) 558-3745 or (collect) (212) 723-6106, J.P. Morgan Securities LLC at (toll-free) (866) 834-4666 or (collect) (212) 834-3424 or RBC Capital Markets, LLC at (toll-free) (877) 381-2099 or (collect) (212) 618-7843. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation at (toll-free) (866) 807-2200 or (collect) (212) 430-3774.

None of Teck, its board of directors, the dealer managers, the co-managers, the depositary or the information agent, the trustee with respect to the Notes or any of Teck's or their respective affiliates, makes any recommendation as to whether holders of the Notes should tender any Notes in response to the Tender Offers. This news release is not an offer to purchase or a solicitation of an offer to sell with respect to any Notes. The Tender Offers are made only by the Offer Documents. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Teck by the dealer managers, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Tender Offers, including the acceptance for purchase of any Notes validly tendered and the expected Settlement Dates and Expiration Date; and the satisfaction or waiver of certain conditions of the Tender Offers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Tender Offers, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, Teck undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise.

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com